Exhibit 99.1

TCS CAPITAL MANAGEMENT, LLC
888 Seventh Avenue
Suite 1504
New York, NY 10106

October 13, 2015

Angie’s List, Inc.
1030 E. Washington Street
Indianapolis, IN 46202
Attn: John H. Chuang, Chairman of the Board

cc: Angie’s List Board of Directors

Dear John,

TCS Capital Management, LLC and myself (“TCS”, “we” or “us”) currently own approximately 9% of the outstanding shares of common stock of Angie’s List, Inc. (“Angie’s List” or the “Company”), making us one of the Company’s largest shareholders. While we have appreciated our dialogue with you, it has become clear to us that your interests are not aligned with the vast majority of the Company’s unaffiliated shareholders. This is unfortunate and incomprehensible given that you beneficially own approximately 20% of the Company’s outstanding shares. It is noteworthy that the stock price of Angie’s List has declined by nearly 50% since you became Chairman almost 18 months ago.

We have decided to send this letter as a follow-up to the private letter we sent you on October 7, 2015.  We trust that you and the Board have been giving serious consideration to our thoughts and perspectives on the significant opportunity that exists to maximize shareholder value at Angie’s List.  The purpose of this public letter is to not only make our views as explicit as possible for the Board, but also to outline our views for our fellow shareholders regarding this significant shareholder value creation opportunity. We hope and expect that the Board will take into account the views of the Company’s unaffiliated shareholders on how best to create value at Angie’s List.

Over its long history working with consumers and service providers, Angie’s List has built a strong brand and a significant customer and revenue base.  However, with competition intensifying in the home services industry, it no longer makes sense for Angie’s List to remain a standalone company.  We believe that the greatest long-term shareholder value can be achieved through a strategic combination with another industry player such as HomeAdvisor, an operating business of IAC.

We believe that if the Board is truly committed to taking actions to maximize shareholder value then it would vigorously pursue such a transaction.  Like many large shareholders of Angie’s List, we have been patient and long-term oriented despite the Company’s poor execution and sluggish performance.  Our patience, however, is running thin.

As you know from our discussions, we believe there is compelling strategic logic to an Angie’s List-HomeAdvisor combination.  Such a combination would provide much needed scale to compete successfully in the $300 billion home services market.  Furthermore, it would yield significant cost savings and end a hostile marketing battle between the two companies.  There may also be significant revenue synergies utilizing the combined resources of the two entities. Customers and employees would also benefit from the resources and stability offered by a larger company.

The transaction could be structured in a tax-free manner and Angie’s List could remain public, which would allow current shareholders to participate in the upside of a much stronger entity with re-accelerating growth and profitability.  Our detailed financial analysis that we have delivered to you shows that, based on reasonable valuation multiples, Angie’s List shares could at least double or triple following a combination with HomeAdvisor. We strongly believe that the overwhelming majority of Angie’s List’s unaffiliated shareholders would support such a strategic combination.

We recognize that there may be other potential strategic suitors for Angie’s List, and we urge the Board to consider any other strategic transactions that could generate superior value for shareholders.  We would therefore support any decision by the Board to retain a nationally recognized investment bank and establish a special committee of independent directors to initiate a strategic review of the Company in this robust M&A market.

In conclusion, we urge the Board to immediately commence a rigorous exploration of this compelling strategic combination.  In the meantime, you can be certain that we will closely monitor all developments and will remain relentlessly focused on ensuring that the Board takes the necessary steps to build and maximize value for shareholders of Angie’s List.

Sincerely, /s/ Eric Semler
Eric Semler President TCS Capital Management, LLC